Herbert W. Solomon, Esq.

Writer’s Direct Ext.: 152

Email: hsolomon@meltzerlippe.com

October 31, 1999

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C. 20549

Re:	Hauppauge Digital Inc. - Form S-3

Gentlemen:

We are the attorneys for Hauppauge Digitial Inc. Attached for filing is a Form S-3 Registration Statement for filing in connection with the issuance of 120,000 shares of the Company’s Common Stock upon the execise of the Ladokk Warrants described therein. Please note that the warrants expire on December 17, 2000.

On behalf of the registrant we request that the registration statement be declared effective November 21, 2006 or as soon thereafter as possible.

Should you have any comments please refer then to the undersigned.

Thank you for your courtesies.

Very truly yours,

/s/ Herbert W. Solomon

Herbert W. Solomon

HWS:ky